SEC 1746 (9-88) 1 of 11
Draft: 1.25.91
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                        FELCOR LODGING TRUST INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                             -----------------------

                                    31430F101
                                 (CUSIP Number)

                                    BASS PLC
                                BASS AMERICA INC.
                               HOLIDAY CORPORATION
                       (Names of Persons Filing Statement)

                                PAUL R. KINGSLEY
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 28, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)

                             -----------------------


       If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check
the following:                                                          [ ]

       Check the following box if a fee is being paid with this
statement:                                                              [ ]


================================================================================




                                  SCHEDULE 13D

CUSIP No. 31430F101                              Page   2    of 14  Pages
-------------------                              ------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BASS PLC

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [X]
                                                                   (b)  [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       UK

          NUMBER OF SHARES         7   SOLE VOTING POWER
     BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH
                                   8   SHARED VOTING POWER

                                       9,618,743

                                   9   SOLE DISPOSITIVE POWER

                                  10   SHARED DISPOSITIVE POWER

                                       9,618,743

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,618,743

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
       SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%

  14   TYPE OF REPORTING PERSON*

       CO




                                  SCHEDULE 13D

CUSIP No.   31430F101                            Page 3 of 14 Pages
---------------------                            ------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BASS AMERICA INC.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [X]
                                                                   (b)  [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DE

           NUMBER OF SHARES       7    SOLE VOTING POWER
     BENEFICIALLY OWNED BY EACH
        REPORTING PERSON WITH
                                  8    SHARED VOTING POWER

                                       7,161,697

                                  9    SOLE DISPOSITIVE POWER

                                  10   SHARED DISPOSITIVE POWER

                                       7,161,697

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,161,697

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
       SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.6%

  14   TYPE OF REPORTING PERSON*
       CO


                                  SCHEDULE 13D

CUSIP No. 31430F101                                   Page 4 of 14 Pages
-------------------                                   -------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HOLIDAY CORPORATION

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [X]
                                                                   (b)  [ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DE

         NUMBER OF SHARES         7    SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH
                                  8    SHARED VOTING POWER

                                       2,457,046

                                  9    SOLE DISPOSITIVE POWER

                                  10   SHARED DISPOSITIVE POWER

                                       2,457,046

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,457,046

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
       SHARES*

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.6%

  14   TYPE OF REPORTING PERSON*
       CO




Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the "Shares" or "Common Stock"), of FelCor Lodging Trust Incorporated, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062.

Item 2. Identity and Background.

     The name of the persons filing this statement are Holiday Corporation, a Delaware corporation ("HC"), Bass America, Inc., a Delaware corporation ("BAI"), and Bass plc, an English public limited company ("Bass" and together with HC and BAI, the "Bass Entities").

     The address of the principal business and the principal office of HC is Three Ravinia Drive, Suite 2900, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of HC is set forth on Schedule B.

     The address of the principal business and the principal office of BAI is 1105 North Market Street, Suite 1046, Wilmington, Delaware 19801. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of BAI is set forth on Schedule A.

     The address of the principal business and the principal office of Bass is 20 North Audley Street, London, England W1Y1WE. The name, business address, present principal occupation or employment, and citizenship of each director of Bass is set forth on Schedule C.

     Bass is a public limited company organized under the laws of the United Kingdom that is the ultimate parent of HC and BAI. BAI provides financing to certain United States subsidiaries of Bass. HC licenses the trademarks known as "Holiday Inns" and "Crowne Plaza." Prior to the merger referred to below, BAI and HC respectively owned 6,970,022 and 2,391,386 shares of common stock, $0.01 par value of Bristol Hotel Company, a Delaware corporation ("Bristol").

     During the last five years, none of the Bass Entities, nor any other person controlling, controlled by or under common control with the Bass Entities, nor, to the best of their knowledge, any of the persons listed on Schedules A, B and C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Bass Entities acquired beneficial ownership of the shares of Common Stock reported on hereunder on July 28, 1998 pursuant to the merger (the "Merger") of Bristol with and into the Issuer, with the Issuer surviving such Merger. The Merger is described in more detail in a Registration Statement on Form S-4 (the "Registration Statement"), as amended, filed by the Issuer with the Commission on June 18, 1998 (SEC File No. 333-50509). At the time of the Merger, Bristol was a reporting company under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and the Reporting Persons had previously filed with the Commission on May 7, 1997 a Schedule 13D under the Exchange Act to report their respective ownership of shares of the common stock of Bristol. In the Merger, each shareholder of Bristol received 0.685 shares of Common Stock for every share of the common stock of Bristol owned by such shareholder at the time the Merger occurred. This Schedule 13D reflects beneficial ownership of the shares of the Common Stock acquired as a result of consummation of the Merger.

Item 4. Purpose of Transaction.

     Each of the Bass Entities has acquired its beneficial ownership of the Shares reported on herein in the Merger as described above. The Bass Entities currently hold such Common Stock for investment purposes. None of the Bass Entities has plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)(i) HC has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,457,046 Shares, representing approximately 3.6% of the outstanding Shares of the Issuer;

     (a)(ii) BAI has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 7,161,697 Shares, representing approximately 10.6% of the outstanding Shares of the Issuer; and

     (a)(iii) Bass, the indirect parent of HC and BAI, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 9,618,743 Shares (the Shares acquired by HC and BAI), representing approximately 14.2% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a), none of the Bass Entities, nor any other person controlling, controlled by or under common control with, the Bass Entities, BAI or HC, nor, to the best of their knowledge, any persons named in Schedules A, B and C hereto owns beneficially any Shares.

     (b)(i) HC has shared power to vote and to dispose of 2,457,046 Shares.

     (b)(ii) BAI has shared power to vote and to dispose of 7,161,697 Shares.

     (b)(iii) Bass has shared power to vote and to dispose of 9,618,743 Shares.

     (c) None other than the transactions described in Item 3.

     (d) Inapplicable.

     (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     At the effective time of the Merger, the Bass Entities entered into a Stockholders' and Registration Rights Agreement with the Issuer and certain other stockholders of Bristol (the "Other Stockholders"), which requires the Other Stockholders collectively and the Bass Entities collectively to vote their Shares and take all other necessary action to insure that one designee of the Other Stockholders collectively, on the one hand, and the Bass Entities collectively, on the other hand, is elected to the Issuer's Board of Directors. This obligation will terminate if either group no longer beneficially owns at least 25% of the Shares beneficially owned by it at effective time of the Merger.

     Under the terms of the Stockholders' and Registration Rights Agreement, the Bass Entities and the Other Stockholders have agreed not to sell or transfer their Common Stock, subject to certain limited exceptions, until January 28, 1999.

     Pursuant to the Stockholders' and Registration Rights Agreement, each of the Bass Entities has granted to and received from each of the Other Stockholders the right to participate in a sale of Common Stock, subject to certain exceptions, on the same terms and conditions as and in a quantity proportionate to the quantity being sold by the stockholder initiating or proposing such transaction. The co-sale right will expire on the date that either the Bass Entities collectively or the Other Stockholders collectively no longer beneficially own at least 25% of the Common Stock owned by either group at the effective time of the Merger.

     Subject to the transfer restrictions described above, the Issuer has agreed to register the Common Stock received by the Bass Entities in the Merger with the Commission to cover reofferings and resales of such Common Stock by the Bass Entities and to maintain such registration until such shares have been resold or may be otherwise resold without restriction under Rules 144 and 145.

     The Issuer has agreed that the Bass Entities will have the preemptive right, in connection with any offering of Common Stock for aggregate cash proceeds in excess of $100,000,000, to purchase on the same terms as such offering a sufficient number of shares of Common Stock to maintain their percentage ownership of Common Stock immediately prior to the offering. This right will expire as to the Bass Entities if they do not exercise such right with respect to three offerings or if they no longer own at least 50% of the Common Stock owned by them at the effective time of the Merger.

     The Issuer's Articles of Amendment and Restatement prohibits ownership by any person of more than 9.9% of the outstanding Common Stock. This prohibition may be waived by the Issuer's Board of Directors. The Issuer's Board of Directors waived, subject to certain conditions, this limitation for the Bass Entities and the Other Stockholders such that the Bass Entities collectively, on the one hand, and the Other Stockholders collectively, on the other hand, may initially own up to 15% each of the outstanding Common Stock. This percentage will be reduced to the extent that such stockholder group fails to exercise its preemptive rights with respect to future issuances of the Issuer's equity securities.

Item 7. Material to be Filed as Exhibits.

  Exhibit 1 Registration Statement on Form S-4 (incorporated herein by reference to the Registration Statement on Form S-4, as amended, filed by the Issuer with the Commission on June 18, 1998, SEC File No. 333-50509) ("Form S-4"). The Merger Agreement is attached as
             Exhibit 99.8 to the Form S-4.

  Exhibit 2 Stockholders' and Registration Rights Agreement among the Issuer, the Bass Entities and the Other Stockholders (incorporated herein by reference to Exhibit 99.9 to the Form S-4.)




                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 1998

                                          BASS AMERICA INCORPORATED


                                          By: /s/ Andrew Simpson
                                             ----------------------
                                           Name: Andrew Simpson
                                           Title: President




     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 1998

                                          HOLIDAY CORPORATION


                                          By: /s/ Andrew MacFarlane
                                             ----------------------
                                           Name: Andrew MacFarlane
                                           Title: Executive Vice President
                                                  Chief Financial Officer





     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 28, 1998

                                          BASS PLC


                                          By: /s/ F. Spencer Wigley
                                             ----------------------
                                           Name: F. Spencer Wigley
                                           Title: Company Secretary






                                                                    SCHEDULE A


                     DIRECTORS AND EXECUTIVE OFFICERS OF BAI

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of BAI are set forth below. If no business address is given the director's or officer's business address is 1105 North Market Street, Suite 1046, Wilmington Delaware, 19801. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BAI. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.




                                                         Present Principal Occupation Including Name and
            Name and Business Address                                Address(1) of Employer
--------------------------------------------------    ----------------------------------------------------
Directors

Julian Hank Baumann...............................    Director and Secretary; Director, Vice President and
                                                      Secretary of Richards Layton & Finger

Andrew F. Simpson.................................    Director, Chairman of the Board of Directors, and
                                                      President; Canadian Citizen

Anthony E. Stern..................................    Director, Treasurer, Vice President; British Citizen




                                                         Present Principal Occupation Including Name and
            Name and Business Address                                Address(2) of Employer
--------------------------------------------------    ----------------------------------------------------

Executive Officers
(Who Are Not Directors)

David P. Fontello..................................    Assistant Secretary


-------------
(1) Same address as director's or officer's business address except where indicated.

(2) Same address as director's or officer's business address except where indicated.



                                                                    SCHEDULE B

                     DIRECTORS AND EXECUTIVE OFFICERS OF HC

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of HC are set forth below. If no business address is given the director's or officer's business address is Three Ravinia Drive, Suite 2900, Atlanta, GA 30346. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to HC. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

                                                         Present Principal Occupation Including Name and
            Name and Business Address                                Address(1) of Employer
--------------------------------------------------    ----------------------------------------------------

Directors

Thomas R. Oliver..................................    Director, Chairman, Chief Executive Officer,
                                                      President

Craig H. Hunt.....................................    Director, President of Holiday Inn Hotels

Andrew MacFarlane.................................    Director, Executive Vice President and Chief
                                                      Financial Officer; British Citizen




                                                         Present Principal Occupation Including Name and
            Name and Business Address                                Address(2) of Employer
--------------------------------------------------    ----------------------------------------------------

Executive Officers
(Who Are Not Directors)

Robert D. Hill....................................    Executive Vice President, General Counsel
                                                      and Secretary

Lucinda Durning...................................    Executive Vice President, Human Resources

W. Douglas Lewis..................................    Executive Vice President and
                                                      Chief Information Officer

Thomas Arasi......................................    President of Crowne Plaza Hotels and Resorts

John T. Sweetwood.................................    President of Express Hotels and Leisure

Morton H. Aronson.................................    Assistant Secretary

Chris J. Ballad...................................    Controller
                                                      Vice President; British Citizen

Michael L. Goodson................................    Vice President, Corporate Finance

Robert J. Chitty..................................    Treasurer and Vice President, Tax &
                                                      Treasury

Elaine R. Pope....................................    Assistant Secretary

Steven W. Smith...................................    Assistant Secretary

James Kacena......................................    Assistant Secretary

Teresa Blankenship................................    Assistant Secretary


-------------
(1) Same address as director's or officer's business address except where indicated.

(2) Same address as director's or officer's business address except where indicated.



                                                                    SCHEDULE C


                    DIRECTORS AND EXECUTIVE OFFICERS OF BASS

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bass are set forth below. If no business address is given the director's or officer's business address is 20 North Audley Street, London W1Y1WE. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Bass. Unless otherwise indicated, all of the persons listed below are British citizens.

                                                         Present Principal Occupation Including Name and
            Name and Business Address                                Address(1) of Employer
--------------------------------------------------    ----------------------------------------------------
Directors

Sir Ian Prosser...................................    Chairman and Chief Executive

Roger Carr........................................    Non-Executive Director; Chief Executive of Williams
                                                      plc

Tim Clarke........................................    Chief Executive of Bass Taverns

Robert C. Larson..................................    Non-Executive Director; Chairman of the Taubman
                                                      Realty Group and Vice Chairman of Taubman
                                                      Centres Inc.; U.S. citizen

Iain Napier.......................................    Chief Executive of Bass Brewers

Sir Peter Middleton...............................    Non-Executive Director; Non-Executive Director of
                                                      Barclays Bank plc

Sir Geoffrey Mulcahy..............................    Chief Executive of Kingfisher plc

Richard North.....................................    Finance Director and Chairman of Britvic Soft Drinks

Sir Michael Perry.................................    Non-Executive Director and Deputy Chairman;
                                                      Chariman of Dunlop Slazenger Group Limited;
                                                      Chairman of Centrica plc

Thomas R. Oliver..................................    Chief Executive Officer Bass Hotels & Resorts, Inc.
                                                      (3 Ravinia Drive, Suite 2900, Atlanta, Georgia
                                                      30346); U.S. Citizen

F. Spencer Wigley.................................    Company Secretary



                                                          Present Principal Occupation Including Name and
            Name and Business Address                                Address of Employer
--------------------------------------------------    ----------------------------------------------------
Executive Officers
(Who Are Not Directors)

Not Applicable


-------------
(1) Same address as director's or officer's business address except where indicated.